Filed Pursuant to Rule 433

Registration Statements Nos. 333-222495 and 333-235463

Issuer Free Writing Prospectus

Republic of Chile

€500,000,000 1.625% Notes due 2025

Final Terms and Conditions

As of May 5, 2020

Issuer:	Republic of Chile.

Title:	1.625% Notes due 2025.

Expected Ratings[1]:	A1 / A+ / A (Moody’s/S&P/Fitch).

Currency:	Euro (€).

Principal Amount:	€500,000,000 (to constitute a further issuance of, be consolidated, form a single series and be fully fungible with the Republic’s outstanding 1.625% Notes due 2025 issued on December 12, 2014, and May 27, 2015 in the original aggregate principal amount of €800,000,000 and €440,000,000, respectively). After giving effect to the offering and to partial repurchases of the notes by Republic in January 2020, the total amount outstanding of the 1.625% Notes due 2025 will be €1,641,550,000.

Maturity Date:	January 30, 2025.

Settlement Date (T+4):	May 12, 2020.

Mid-Swaps Yield:	-0.335%.

Spread to Mid-Swap:	+150 basis points.

Benchmark Bund:	DBR 0.500% due February 15, 2025.

Benchmark Bund Price/Yield:	106.32/-0.793%.

Spread to Benchmark Bund:	+195.8 basis points.

Yield to Maturity:	1.165%.

Public Offering Price:	102.098% plus accrued interest (i) of €2,286,543.72 from (and including) January 30, 2020 to (but excluding) May 12, 2020, the expected Settlement Date and (ii) from May 12, 2020, if settlement occurs after that date.

Interest:	1.625% per annum payable annually in arrears.

Payment of Interest:	Amounts due in respect of interest will accrue and be paid annually in arrears.

Interest Payment Dates:	Interest payment dates shall be on January 30 of each year, commencing on January 30, 2021.

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof.

Day Count:	Actual/Actual (ICMA).

Format:	SEC Registered; Global.

ISIN/Common Code:	XS1151586945/115158694.

Concurrent Offering	The Republic of Chile is also offering up to $1,458,000,000 aggregate principal amount of its U.S. dollar denominated notes due 2031 in an offering registered with the SEC. Application will be made for the U.S. dollar denominated Notes to be admitted to trading on the International Securities Market of the London Stock Exchange.

Governing Law:	New York.

Listing:	Application will be made to the Luxembourg Stock Exchange for the notes to be admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Joint Bookrunners (Allocation):	Citigroup Global Markets Limited (€166,667,000) Itau BBA USA Securities, Inc. (€166,667,000) Scotiabank Europe plc (€166,666,000)

Trustee	The Bank of New York Mellon.

Paying Agent in London	The Bank of New York Mellon, London Branch

Paying Agent and Transfer Agent in Luxembourg	The Bank of New York Mellon SA/NV, Luxembourg Branch (formerly, The Bank of New York Mellon (Luxembourg) S.A.)

1 The security ratings above are not a recommendation to buy, sell or hold the notes offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s Investors Service, Inc., Standard & Poor’s Ratings Service and Fitch Ratings Limited. Each of the security ratings above should be evaluated independently of any other security rating.

The following additional information of the Republic of Chile and regarding the securities is available from the SEC’s website and also accompanies this term sheet:

•	https://www.sec.gov/Archives/edgar/data/19957/000119312518008229/d455930dsb.htm

•	https://www.sec.gov/Archives/edgar/data/19957/000110465920004446/a19-25085_2sba.htm

•	https://www.sec.gov/Archives/edgar/data/19957/000119312520131194/d925179d18k.htm

•	https://www.sec.gov/Archives/edgar/data/19957/000119312520132929/d923768d18ka.htm

Delivery of the notes is expected on or about May 12, 2020 which will be the fourth business day following the date of pricing of the notes. Under Rule 15c6–1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the Closing Date may be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade notes prior to the Closing Date should consult their own advisor.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling Citigroup Global Markets Limited at 1-800-831-9146, Itau BBA USA Securities, Inc. at 1-888-770-4828 and Scotiabank Europe plc at 1-800-472-6842.

This term sheet has been prepared on the basis that any offer of the notes in any Member State of the European Economic Area (“EEA”) or in the United Kingdom (each a “Relevant State”) will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of notes. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in a Relevant State. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, “IDD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in a Relevant State has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in a Relevant State may be unlawful under the PRIIPs Regulation.

Each person in a Relevant State who receives any communication in respect of, or who acquires any notes under, the offers to the public contemplated in the Prospectus Supplement, or to whom the notes are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and the Republic that it and any person on whose behalf it acquires notes is not a “retail investor” (as defined above).

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Offers and sales by Itau BBA USA Securities, Inc. in the Member States of the European Economic Area will be made by each of their affiliates who are licensed broker dealers in such Member States.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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